NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	September 29, 2020

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. FIELD SERVICE TRIALS FOR NEW PRESSURE CAR ANGLE VALVE

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX: KLS), (NYSE American: KIQ) reports that a key customer has started the installation of Kelso's new 2" pressure car angle valve (K2AV) for commercial field service trial testing as required by the Association of American Railroads (AAR).

The K2AV is a high-value specialized valve specifically designed for pressure tank cars.  The service trial will test a total of thirty K2AV units on ten tank cars.  Currently, there are approximately 85,000 pressure tank cars in the rail fleet today according to AAR statistics.  The K2AV represents a significant opportunity for Kelso to expand the Company's product footprint in rail tank car equipment.

The K2AV joins the Company's Kelso Top Ball Valve (KTBV), the Standard Profile Bottom Outlet Valve (KBOV) and the Pressure Car Pressure Relief Valve (KPCH) in field service trial testing as a prerequisite for final commercial AAR approvals.  These advancements in service field trial activities by rail stakeholders are a direct result of Kelso's focus on customer-driven product development initiatives that are expected to fuel the growth of rail related revenues from a larger rail product pipeline.  The design objectives are to significantly diminish the expensive chronic performance and supply problems that are persistent with the current angle valves widely used today.

The K2AV is utilized on pressurized rail tank cars for the primary purpose of loading and unloading the contents of the tank.  It is positioned on top of pressure service tank cars with a standard configuration consisting of either three or four angle valves per tank car.  Pressure tank cars are loaded through the angle valves located inside the top protective housing assembly and are used to transport flammable and non-flammable gases.

The key proprietary design elements for the K2AV include the use of single piece, high quality machined parts to eliminate any porosity weakness - no casted parts are used.  The K2AV is designed for inspection, repairs and maintenance as the outlet face plate flange and gasket can be easily removed for service. The K2AV contains a self-draining, self-cleaning seat, thus extending the life of the seats and the valve by preventing puddling of commodity in the seat area.  The K2AV meets or exceeds AAR Standards and Regulations and it comes with a standard AAR tongue and groove mounting, which is required for pressure car applications.

Like all Kelso rail tank car products, the Company's K2AV is completely manufactured in the USA and fully machined from virgin material which is a significant improvement over the imported cast components used by competitors.  The Company's well-established supply chain management system allows Kelso to provide customers with the shortest and most reliable lead times in the industry - a key benefit to customers with dynamic production systems.

The Company's K2AV development associates have agreed to meet all the requirements of the AAR field service trial testing.  Their participation will assist in the completion of regulatory processes necessary to gain full AAR approvals.  An AAR approved K2AV is expected to improve the potential of market adoption by numerous customers.

James R. Bond, CEO and President of the Company states that "We continue to strengthen the Company's rail business with Kelso's investments in co-engineered rail tank car equipment development with motivated customers.  This more effective approach to R&D along with an improved collaborative relationship with the AAR including the Company's long standing M1003 manufacturing qualifications improves the longer-term potential for additional revenues from newly developed products.  Given stringent rail regulations and testing guidelines the Company's R&D projects like the K2AV, KTBV, KPCH and KBOV including final AAR approvals will remain complex, time consuming and expensive.  The generation of new revenue streams from any of the Company's new products remains unpredictable with no guarantee that meaningful commercial revenues will occur.  During the K2AV field service trial Management anticipates that the Company will be allowed to legally sell an AAR specified number of K2AV units commercially to support customers' needs.  If and when fully adopted by the rail industry the Company's K2AV along with the Company's new KTBV, KPCH and KBOV are expected to contribute to the improvement of Kelso's financial performance from rail related products."

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications.  The Company's reputation has been earned as a designer and reliable supplier of unique high-quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that our K2AV can significantly diminish the expensive chronic performance problems that are persistent in the angle valves in wide use today; that our K2AV development associates will meet all requirements of the AAR field trial testing for the K2AV;  that an AAR approved K2AV is expected to improve the potential of market adoption by numerous customers; that during the field service trial the Company will be allowed to legally sell a small number of K2AV units to support customers; and that Kelso may improve its financial performance with sales of the K2AV, KTBV, KPCH and KBOV in future periods.  Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that our K2AV may not significantly diminish the expensive chronic performance problems that are persistent in angle valves in wide use today; that we may be unable to complete the regulatory processes to gain full AAR approval for our K2AV; that the risk that railroad safety regulations and other regulatory approvals may change, be delayed or cancelled; the Company's products may not provide the intended economic or operational advantages; we may be unable to grow and sustain anticipated revenue streams because of competition or decreased interest in our products; orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share; costs of production may increase affecting our EBITDA; we may have to incur debt to keep up with costs and/or technological or product development expenses; and our new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com